May 31, 2006

   Mail Stop 4561

Amit Sankhala
President and Chief Executive Officer
CTT International Distributors Inc.
1145 West 7th Avenue
Vancouver, BC V6H 1B5 Canada

	Re:	CTT International Distributors Inc.
		Amendment No. 3 to Form SB-2, Filed on May 15, 2006
		File No. 333-124286

Dear Mr. Sankhala:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      All page numbers refer to the marked courtesy copy that you provided to us.

General

1. Please update your financial statements and other parts of your registration statement, as appropriate, pursuant to Rule 3-12 of Regulation S-X.

MD&A-Operating Expenses, page 40

2. Please explain what your expect your increased financing and investing activities to consist of and explain briefly how this will impact ongoing operating expenses.
      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jamie Webster at 202-551-3446 or Dan Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters.
Please contact Geoffrey Ossias at 202-551-3404 or the undersigned at
202-551-3694 with any other questions.

Sincerely,



      Owen Pinkerton
      Senior Counsel


cc:	Rene Daignault (via facsimile, 604-664-0671)
Amit Sankhala
CTT International Distributors Inc.
May 31, 2006
Page 1